Exhibit (a)(1)(F)

TURBOCHEF TECHNOLOGIES, INC.

FORM OF NOTICE OF EXPIRATION OF OFFER

AND ACCEPTANCE OF TENDERED ELIGIBLE OPTIONS

To [	]:

We are pleased to announce that we have completed our Offer to Amend or Replace Eligible Options, and we have accepted your tender of your Eligible Options as indicated in the Letter of Transmittal you previously submitted. As a result of the Offer and your election indicated in your Letter of Transmittal, we have effected the following actions (as indicated by the checked box(es)):

[ ]

Amended your outstanding Eligible Options identified below covering shares of TurboChef common stock to increase the exercise price of each such option to the fair market value per share of TurboChef common stock on the revised measurement date determined for that option for financial accounting purposes. Because your Eligible Options have been so amended, you are now eligible for restricted stock unit (“RSU”) issuances to compensate you for the higher exercise price per share in effect for your Amended Options.

Exhibit I attached hereto, or attached to your Stock Option Amendment Agreement(s) if such agreement(s) is included with this notice, lists each of your tendered Eligible Options that have been amended (all appropriate numbers adjusted for previous stock splits). The adjusted exercise price per share now in effect for each of your amended Eligible Options is also indicated in Exhibit I. The amendment has no effect on the exercise period, option term or any other provision of the option, except as noted below

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Cancelled your tendered Eligible Options identified below covering shares of TurboChef common stock whose adjusted exercise price would have been higher than the closing selling price of TurboChef common stock on the expiration date of the offer. In replacement of each such cancelled option, we granted a Replacement Option that is exactly the same as the cancelled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of December , 2007, and an exercise price equal to the greater of (1) the original exercise price for the tendered Eligible Option and (2) the closing selling price on the Expiration Date.

If your exercise price has been increased to the closing selling price of TurboChef common stock on the Expiration Date, you are now eligible for RSU issuances to compensate you for the higher exercise price per share in effect for such Replacement Option.

Exhibit I attached hereto, or attached to your Stock Option Cancellation and Regrant Agreement(s) if such agreement(s) is included with this notice, lists each of your tendered Eligible Options that have been replaced (all appropriate numbers adjusted for previous stock splits). The exercise price per share now in effect for each of your Replacement Options is also indicated in Exhibit I. The replacement has no effect on the exercise period, option term or any other provision of the option, other than the new grant date of December , 2007, except as noted below.

Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Offering Memorandum previously distributed to you.

In addition to the changes described above, shares of TurboChef common stock issuable to you upon exercise of an Amended or Replacement Option will not be subject to certain contractual restrictions on transfer that may currently apply to shares issuable upon exercise of my Eligible Options that went into effect in connection with the acceleration of vesting of outstanding stock options in December 2005.

If they are not included with this notice, you will receive one or more final Stock Option Amendment Agreement(s) related to your Amended Options and/or Stock Option Cancellation and Regrant Agreement(s) related to your Replacement Options shortly. Until you receive these agreements, you will not be able to exercise your Amended or Replacement Options (your exercises remain subject to TurboChef’s insider trading policy and applicable laws). These agreements, along with the Offering Memorandum and the Letter of Transmittal, will constitute your agreement with TurboChef.

TURBOCHEF TECHNOLOGIES, INC.

Date: December	, 2007